Noventiq Holding Company
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

April 29, 2024

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noventiq Holding Co Amendment No. 2 to Registration Statement on Form F-4 Filed April 10, 2024 File No. 333-276351

Ladies and Gentlemen:

Noventiq Holding Company (referred to as “Noventiq”, the “Company”, “we”, “our” or “us” and together with its subsidiaries, the “Group”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 24, 2024 (the “Comment Letter”) regarding our Amendment No. 2 to Registration Statement on Form F-4, filed with the Commission on April 10, 2024 (the “Registration Statement”).

The Company has today filed via EDGAR this letter together with its Amendment No. 3 to Registration Statement on Form F-4 (the “Amended No. 3”) which respond to the Staff’s comments contained in the Comment Letter. For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4

Proposal No. 1 - The Business Combination Proposal

Certain Noventiq Projected Financial Information, page 105

1.	We note your disclose that your forecasts were updated in March 2024. We further note your disclosure of operating results for the nine months ended December 31, 2023 on page 20. Please revise your disclosures to clarify whether these results were taken into consideration in determining your revised forecast for fiscal year 2024 and explain any differences between these results and your projections. That is, annualizing these results, it appears that your revenue and Adjusted EBITDA for fiscal year 2024 would be $454 million and $33 million, respectively, as compared to your projected revenue and projected Adjusted EBITDA for fiscal year 2024 of $495 million and 38 million, respectively.

The Company acknowledges the Staff’s comment and has updated the disclosures on pages 105 - 106 of the amended registration statement to clarify that in determining the revised March 2024 forecast for fiscal year ended March 31, 2024, the Company took into account the operating results for the nine months ended December 31, 2023 and the operating data available through February 29, 2024.

While the annualized results for the nine months ended December 31, 2023, for revenue and Adjusted EBITDA (excluding shared based compensation) would be $454 million and $33 million, respectively, the performance realized by the business through February 29, 2024, supported increased projected performance in the three months ended March 31, 2024, driven in part by an increased level of customer orders occurring in many of our geographies, including India, and increased profitability. Further, the Adjusted EBITDA (excluding shared based compensation) for the twelve months ended December 31, 2023, of $38 million aligns with the projected Adjusted EBITDA (excluding shared based compensation) for the fiscal year ended March 31, 2024.

The Company notes that the updated disclosure reflects the Company’s current estimate of its projected results based on additional information received in the financial reporting process.

2.	We note your disclosure that the projected financial information was based on numerous factors, including projected sales growth based on country market-level sales pipeline and backlog data, and recurring revenue forecasts that are supported by historical retention data for major customer and corporate accounts. Please revise your disclosures to clarify the source of the projected revenue generated from pipeline and backlog data and whether this represents firm orders or was derived from other information. Please also disclose the extent of the projected revenue growth derived from pipeline and backlog data, if determinable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the source of the projected revenue generated from pipeline and backlog data (country market-level sales pipeline and backlog data that is routinely updated and maintained by each country’s sales teams and reviewed by Noventiq senior management) is disclosed on page 106 of the registration statement. We have revised the registration statement on page 106 to clarify that projected revenue generated from pipeline and backlog data consists of both firm orders and management pipeline estimates that do not represent firm orders. Although we are not able to determine the extent projected revenue growth is derived from pipeline and backlog data (since such information is routinely updated by our sales teams), as discussed in our response to Staff Comment 1, the projected revenue growth updated in March 2024, took into account the operating results for the nine months ended December 31, 2023, and the operating data available through February 29, 2024.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 (20) 4577 1222.

Sincerely,

/s/ Steve Salter
Steve Salter
VP Corporate Affairs
Noventiq Holding Company

cc:	Jeffrey J. Pellegrino, Partner
Allen & Overy LLP